Conyers Park II Acquisition Corp.

1 Greenwich Office Park, 2nd Floor

Greenwich, CT 06831

July 15, 2019

VIA EDGAR

Office of Transportation and Leisure

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Stickel and J. Nolan McWilliams

Re:	Conyers Park II Acquisition Corp. Registration Statement on Form S-1 File No. 333-232449

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Conyers Park II Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 17, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Brian K. Ratzan
Brian K. Ratzan Chief Financial Officer